Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Provides Notice of Second Quarter 2015 Results
and Conference Call
Toronto, Ontario (July 9, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its second quarter 2015 financial results before the start of trading on Wednesday, August 12, 2015. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results.

Participants may join the conference call by dialling (416) 340-2216 or (866) 223-7781 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until August 26, 2015 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 1040518. The webcast will be archived at www.alamosgold.com.

With the previously announced merger between Alamos Gold Inc. (a predecessor to Alamos, “Former Alamos”) and AuRico Gold Inc. (a predecessor to Alamos, “Former AuRico”) completed subsequent to the end of the second quarter of 2015, the Company will be filing interim consolidated financial statements for the three and six month periods ended June 30, 2015 and associated Management's Discussion and Analysis, for each of Former Alamos and Former AuRico.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.